Exhibit (a)(1)(J)

To Equity Plan Participant:

The purpose of this document is to describe the impact that The Charles Schwab Corporation’s (“Schwab” or the “Company”) recently announced capital restructuring will have on Schwab equity being held as part of one or more of the Company’s compensation programs.

As announced on July 2, 2007, the Company’s Board of Directors approved the return of up to approximately $3.5 billion of capital to stockholders. This capital restructuring includes a tender offer for up to approximately $1.9 billion of shares and the purchase of up to approximately $400 million of shares under a separate Stock Purchase Agreement with Charles R. Schwab, our Chairman and Chief Executive and our largest stockholder, and certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own. In addition, the Board declared a special cash dividend of $1.00 per share, or approximately $1.2 billion in the aggregate, payable on August 24, 2007, subject to applicable legal requirements, to all stockholders of record as of the close of business on July 24, 2007. If you are a stockholder of record of the Company as of the close of business on July 24, 2007, you will have the right to receive the special dividend (as well as the regular quarterly cash dividend declared on July 2, 2007) even if you choose to tender your shares in the Offer regardless of whether you tender them before or after July 24, 2007.

In general, holders of restricted shares within the Company’s compensation programs will be eligible to receive the special dividend but not to participate in the tender offer. Holders of employee stock options, both vested and unvested, will have both the exercise price and the number of shares subject to options adjusted to account for the impact of the special dividend.

401(k) / ESOP Plan

If you are a participant in The SchwabPlan Retirement Savings and Investment Plan, commonly referred to as the 401(k) plan, follow the tender instructions sent separately to each eligible participant.

Deferred Compensation Plans and Employee Stock Purchase Plan

Neither of Schwab’s Deferred Compensation Plans (I & II) hold Schwab equity so the tender offer and the special dividend will have no impact on these plans.

The enrollment time for the first offering period of the newly introduced Employee Stock Purchase Plan is July 5-23, 2007. As such, no Schwab shares are currently outstanding under the plan and the tender offer and the special dividend will have no impact on this plan.

Restricted stock (governed by the 2004 Stock Incentive Plan)

The special dividend will be paid to all holders of outstanding restricted shares as of July 24, 2007 and will be paid and taxed in the same manner as ordinary dividends. Restricted shares are not eligible for the tender offer unless the restrictions lapse and the shares are settled in your Schwab account by July 26, 2007.

Employee Stock Options (governed by the 2004 Stock Incentive Plan)

If you hold employee stock options – vested or unvested – the exercise price and the number of shares subject to the option will be adjusted to account for the special dividend. These adjustments will be made pursuant to the 2004 Stock Incentive Plan based on Schwab’s share price as of the close of trading on July 19, 2007 and will take effect on July 20, 2007. These adjustments are designed to ensure that you are not negatively impacted as a result of the special dividend and are being made in compliance with applicable tax and legal regulations. All other terms and conditions of the Plan will continue to apply to your outstanding stock options.

Special note for holders of vested stock options:

You may exercise your vested stock options and be eligible to receive the special dividend and/or tender all or some of the shares received upon such exercise. In order to receive the special dividend, you must exercise your options by no later than July 19, 2007. In order to participate in the tender, you must exercise your options sufficiently in advance of the Expiration Time, but no later than July 23, 2007, to receive the shares in your account by July 26, 2007 in order to participate in the Offer. While the “Expiration Time” in the Offer means 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007, if your shares are held at Schwab, you must tender your shares by 7:00 pm, Eastern Time, on July 26, 2007. An exercise of a stock option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

Option Adjustment Example (using hypothetical figures):

Before payment of the special dividend, a shareholder owns one share worth $22. According to financial theory (and disregarding other events that may affect share prices), after the special dividend is paid the shareholder will own one share worth $21, plus cash in hand of $1. Net, the shareholder’s pre-dividend value of $22 has not changed ($21 + $1 = $22).

In order to preserve the approximate pre-dividend value of employee stock options, the exercise price of outstanding options will be adjusted downward, and the number of options will be adjusted upward. The additional options will be vested and unvested in proportion to the vesting status of the existing options. Unvested options resulting from the adjustment will vest over the remaining vesting period. If the stock option grant is fully vested at the time of the adjustment, the additional options will also be fully vested.

Example #1 – “In-the-money” options (options where exercise price is currently BELOW the market price)

In this example, 100 options with a $17 exercise price are adjusted to 104 options with a $16.23 exercise price.

Starting Assumptions

Stock price immediately prior to ex-dividend date	$22	[a]
Special one-time dividend	$1	[b]
Options outstanding	100	[c]
Exercise price	$17	[d]

In-the-money value prior to dividend	$500	(a – d)*c	($22 minus $17 times 100)

Step 1: Adjust Exercise Price

Initial ratio of exercise price to market value	77.27%	[e] = d/a	($17 divided by $22)
Post dividend stock price	$21	[f] = (a – b)	($22 minus $1)
New exercise price	$16.2273	[g] = e*f	(77.27% of $21, rounded up)
In-the-money value based on adjustment	$477.27	[X] = (f – g)*c	($21 minus $16.23 times 100)

Step 2: Increase in Options Subject to Grant

Pre- / post-dividend market value ratio	1.048	[h] = a/f	($22 divided by $21)
Grant adjustment increase	4	[i] = (h – 1)*c	(100 times 4.8%, rounded down)
In-the-money value of increased options	$19.09	[Y] = (f – g)*i	(4 times $4.77 [$21 minus $16.23])

Approximate in-the-money value post ex-dividend	$496.36	[Z] = (X + Y)	($477.27 plus $19.09)

Total number of options post dividend	104	[W] = (c + i)	(100 plus 4)

Example #2 – “Out-of-the-money” options (options where exercise price is currently ABOVE the market price)

In this example, 100 options with a $25 exercise price are adjusted to 104 options with a $23.86 exercise price.

Starting Assumptions

Stock price immediately prior to ex-dividend date	$22	[a]
Special one-time dividend	$1	[b]
Options outstanding	100	[c]
Exercise price	$25	[d]

Out-of-the-money value prior to dividend	–$300	(a – d)*c	($22 minus $25 times 100)

Step 1: Adjust Exercise Price

Initial ratio of exercise price to market value	113.64%	[e] = d/a	($25 divided by $22)
Post dividend stock price	$21	[f] = (a – b)	($22 minus $1)
New exercise price	$23.8637	[g] = e*f	(113.64% of $21, rounded up)
Out-of-the-money value based on adjustment	–$286.37	[X] = (f – g)*c	($21 minus $23.86 times 100)

Step 2: Increase in Options Subject to Grant

Pre- / post-dividend market value ratio	1.048	[h] = a/f	($22 divided by $21)
Grant adjustment increase	4	[i] = (h – 1)*c	(100 times 4.8%, rounded down)
Out-of-the-money value of increased options	–$11.45	[Y] = (f – g)*i	(4 times –$2.86 [$21 minus $23.86])

Approximate out-of-the-money value post ex-dividend	–$297.82	[Z] = (X + Y)	(–$286.37 plus –$11.45)

Total number of options post dividend	104	[W] = (c + i)	(100 plus 4)

Frequently Asked Questions

Why doesn’t the adjustment include the $0.05 per share regular dividend also declared on July 2, 2007?

Estimated dividends are factored into the valuation of employee stock options and, therefore, adjustments are not required for the payment of ordinary dividends. Special dividends, however, are not typically included in option valuations and, as a result, have an unintended negative impact on option holders.

When will I be able to view my adjusted options? When can I exercise vested options?

You will be able to view and exercise adjusted vested options on July 20, 2007.

Can I do a “same day sale” or “exersale” and still be eligible for the tender offer or the special or regular dividend?

No. To receive the special and regular dividend, you must exercise and hold the shares on the dates specified. Shares sold pursuant to “same day sale” or “exersale” would not be available for tender.

Does the option adjustment trigger any taxes?

No, these adjustments will be made in accordance with all relevant tax regulations and will have no adverse tax consequences on option holders.

Is the new Employee Stock Purchase Plan impacted by the capital restructuring?

The purchase price for the first offering period will be based on Schwab’s closing price as of January 31, 2008. Given the numerous factors that can impact Schwab’s daily stock price, we cannot predict the impact this capital restructuring will have on the future stock price.

Who do I contact if I have questions?

For general questions, please contact D.F. King & Co., Inc., the Company’s information agent for the tender offer, by directing a request to 48 Wall Street, New York, NY 10005 or calling toll-free at (800) 659-6590; Monday–Friday 5:00 am to 7:00 pm, Pacific Time, and Saturday 8:00 am to 3:00 pm, Pacific Time, or contact UBS Securities, LLC, the Company’s dealer manager for the tender offer, by calling toll-free at (877) 827-4180.

To view or exercise vested options, contact Schwab Stock Plan Services using the contact info below:

Phone: 1 (800) 654-2593; Monday – Friday 6:00 am to 6:00 pm Pacific Time

Web: eac.schwab.com

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